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09057575

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 25 2009 BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

U.
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 AND ENDING DECEMBER 31, 2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

CLANCY FINANCIAL SERVICES, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o GETTENBERG CONSULTING – 40 WALL STREET – 34TH FLOOR

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN KRIM **(212) 668 - 8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 10 2009 THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***BRIAN SCALA,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***CLANCY FINANCIAL SERVICES, INC.,*** *as of* ***DECEMBER 31, 2008,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X____________________
Signature

____
Title

X____________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

I, ***BRIAN SCALA,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***CLANCY FINANCIAL SERVICES, INC.,*** as of **DECEMBER 31, 2008,** are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

(Title)

(Notary Public)

CLANCY FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

CLANCY FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
Cash and cash equivalents	$ 656,048
Due from clearing broker	54,714
Commissions receivable	16,435
Securities owned - at market value (Note 3)	138,750
Fixed assets - net of accumulated depreciation of $61,652 (Note 2(d))	9,103
Other assets	37,787
Total assets	$ 912,837
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	568,386
Total liabilities	568,386
Commitments and Contingencies (Notes 6 and 7)	
Stockholders' equity (Note 8)	
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	200
Additional paid-in capital	522,737
Retained earnings	(178,486)
Total stockholders' equity	344,451
Total liabilities and stockholders' equity	$ 912,837

The accompanying notes are an integral part of this statement.

CLANCY FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED TO DECEMBER 31, 2008

Note 1 - Nature of Business

Clancy Financial Services, Inc. , (The "Company") is a New York State corporation formed, for the purpose of conducting business as a broker/dealer of securities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) ***Income Taxes***
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) *Fixed Assets*
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line methods. Organization expense is amortized over five years using the straight-line method.

e) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Securities Owned – At Market Value

Securities owned at quoted market values, are summarized as follows:

	Market Value
Equities	$138,750
	$138,750

Note 4 - Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes at the discretion of management, up to 25% of the eligible compensation. The Company's liability to the plan for the year ended December 31, 2008 was $-0-.

Note 5 - Related Party Transactions

The Company pays commissions to an entity whose 100% stockholder is the spouse of the Company's 100% stockholder. In 2008, commissions of $280,685 were paid to this entity. At December 31, 2008, $9,513 was owed to this entity.

Note 6- Commitments

Office Lease

The Company leased its premises under a lease which was to expire February 28, 2009 and which was extended until August 31, 2009. At December 31, 2008, the minimum rental commitment before escalations under the lease is as follows:

Year	Amount
2009	$55,077

The Company shares its premises with a related party entity (Note 4). In 2008, this related entity paid $12,000 of the rental amount due. The rental expense recorded is the net amount paid by the Company.

The Company has established a letter of credit that expires August 21, 2009, in the amount of $50,000, which is collateralized by its money market account to secure this lease. At December 31, 2008, none of this amount has been drawn upon by the Company.

Note 7 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

Note 7 - Financial Instruments with Off-Balance Sheet Credit Risk (*continued*)

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company had net capital of $199,655, which was $99,655 in excess of its required net capital of $100,000. The Company's net capital ratio was 284.68 %.

A copy of the Firm's statement of Financial Condition as of December 31, 2008, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Clancy Financial Services, Inc.
40 Wall Street – 38th floor
New York, NY 10005

We have audited the accompanying statement of financial condition of **Clancy Financial Services, Inc.** as of **December 31, 2008**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Clancy Financial Services, Inc.** as of **December 31, 2008**, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 12, 2009

END